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                                                                    Exhibit 99.1

                                 HOLLINGER INC.
            HOLLINGER INTERNATIONAL DECLARES SECOND SPECIAL DIVIDEND

             HOLLINGER INC. ENTITLED TO US$47.3 MILLION OF DIVIDEND

           DATE FOR HOLDING 2004 ANNUAL SHAREHOLDERS' MEETING EXTENDED

      Toronto, Canada, January 28, 2005 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today that the Board of Directors of Hollinger International Inc. ("Hollinger International") has declared a second special dividend of US$3.00 per share of Class A Common Stock and Class B Common Stock (collectively, the "Shares") of Hollinger International to holders of record of such Shares on February 15, 2005, payable on March 1, 2005. This second special dividend follows the first special dividend of Hollinger International, which distributed US$2.50 per Share to shareholders of Hollinger International on January 18, 2005.

      Hollinger currently owns, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International, which represents an approximate 66.8% voting and 17.4% equity interest in Hollinger International. Based on the foregoing, on March 1, 2005, Hollinger will be entitled to receive an aggregate of US$47,318,769 in respect of the second special dividend.

      As previously announced, Hollinger has voluntarily agreed with staff of the United States Securities and Exchange Commission that it will enter into an arrangement whereby it will, subject to any overriding rights of the holders of Hollinger's outstanding Senior Secured Notes, deposit the net amount to be received by it directly and indirectly from the second special dividend into an escrow account.

      On January 27, 2005, the Ontario Superior Court of Justice granted a further interim order extending the time for calling Hollinger's 2004 annual shareholders' meeting to a date not later than June 30, 2005. Hollinger intends to hold its 2004 annual shareholders' meeting as soon as practicable after its fiscal 2003 audited financial statements are completed and available for mailing to shareholders.

      Hollinger's principal asset is its interest in Hollinger International. Hollinger International is a newspaper publisher whose assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com